Fat Projects Acquisition Corp.

27 Bukit Manis Road
Singapore 099892

(65) 8590-20563

December 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Melissa Walsh

Alexandra Barone

Re:	Fat Projects Acquisition Corp

Withdrawal of Registration Statement on Form S-4

File No. 333-267741

Ladies:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Fat Projects Acquisition Corp (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-4 together with all amendments and exhibits thereto (File No. 333-267741), initially filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2022 (the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were issued or sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel Eric Graben of Nelson Mullins Riley & Scarborough LLP via email at eric.graben@nelsonmullins.com.

Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Eric Graben at (864) 373-2262. Thank you for your assistance.

Sincerely,

Fat Projects Acquisition Corp

By:	/s/ David Andrada
David Andrada
Co- Executive Officer

cc:

Eric Graben

Nelson Mullins Riley & Scarborough LLP